FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                   For the month of April 2004 (April 6, 2004)

                          THE NEWS CORPORATION LIMITED
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                              (Name of Registrant)



             2 Holt Street, Sydney, New South Wales, 2010, Australia
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                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports
under cover Form 20-F or Form 40-F: Form 20-F __X__    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                    Yes____             No__X__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                    Yes____             No__X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                                    Yes____             No__X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable
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Annexed hereto as Exhibit A is a press release of The News Corporation Limited
("News Corporation") dated April 6, 2004 announcing that News Corporation is pursuing a reorganization that would change News Corporation's place of incorporation to the United States.

Such announcement was released to the Australian Stock Exchange and in New York on April 6, 2004.


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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         THE NEWS CORPORATION LIMITED



Date:    April 6, 2004                    By:  /s/ Arthur M. Siskind
                                             -----------------------------------
                                                   Arthur M. Siskind
                                                   Director




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                                  EXHIBIT INDEX
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Exhibit                                                   Page No. in Sequential
-------                                                   ----------------------
                                                          Numbering System
                                                          ----------------

A.   Press Release of The News Corporation Limited
     dated April 6, 2004.                                         6